David P. Falck Senior Vice President - Law	Law Department 80 Park Plaza T-5A, Newark, NJ 07102-4194 tel: 973.430.7947 fax: 973.642.8111 email: david.falck@pseg.com

May 16, 2008

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated (“PSEG”),
PSEG Power LLC (“Power”) and
Public Service Electric and Gas Company (“PSE&G”)
Form 10-K for the Fiscal Year ended December 31, 2007
Filed February 28, 2008 (“2007 Form 10-K”)
Form 8-K for the period ended April 15, 2008
Filed April 16, 2008
File No. 001-09120

Dear Mr. Owings:

      In connection with the comments regarding the above referenced filings in your letter to Ralph Izzo dated April 30, 2008, we offer the following responses. For the convenience of the Staff of the Commission, we have reproduced the comments set forth in your letter and have provided our response below each. References to page numbers in the 2007 Form 10-K are provided in our comments and/or responses.

      As requested in your letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 9A. Controls and Procedures, page 176

1. You state that you “have established and maintain disclosure controls and procedures to ensure that information required to be disclosed is recorded, processed, summarized and reported and is accumulated and communicated to [your] Chief Executive Officer and Chief Financial Officer of each company by others within those entities.” In future filings, please revise your disclosure to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were also effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Additionally, please confirm to us that your conclusions regarding effectiveness would not change had these statements been included in this filing.

Response: We agree to revise this disclosure in future filings and have revised our disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2008, filed May 6, 2008 (“First Quarter Form 10-Q”), to comply with your comment, as follows:

“PSEG, Power and PSE&G have established and maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the reports that are filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer of each respective company, as appropriate, by others within those entities to allow timely decisions regarding required disclosure. PSEG, Power and PSE&G have established a disclosure committee which includes several key management employees and which reports directly to the Chief Financial Officer and Chief Executive Officer of each respective company. The committee monitors and evaluates the effectiveness of these disclosure controls and procedures. The Chief Financial Officer and Chief Executive Officer of each company have evaluated the effectiveness of the disclosure controls and procedures and, based on this evaluation, have concluded that the disclosure controls and procedures were effective in achieving their objectives at the reasonable assurance level as of March 31, 2008.”

We confirm that our conclusion regarding effectiveness of disclosure controls and procedures would not change had the 2007 Form 10-K included such statements.

2. We note your conclusion that “the disclosure controls and procedures were effective in providing such reasonable assurance during the period covered in these annual reports.” In future filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Principal Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov. Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such statements been included in this filing.

Response: We agree to revise this disclosure in future filings and have revised our disclosure in the First Quarter Form 10-Q to comply with your comment, as set forth in our response to Comment 1.

We confirm that our conclusion regarding effectiveness of disclosure controls and procedures would not change had the 2007 Form 10-K included such statements.

3. Please revise to disclose your conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report rather than “during the period covered in these annual reports.” Refer to Item 307 of Regulation S-K.

Response: We agree to revise this disclosure in future filings and have revised our disclosure in the First Quarter Form 10-Q to comply with your comment, as follows:

“The Chief Financial Officer and Chief Executive Officer of each company have evaluated the effectiveness of the disclosure controls and procedures and, based on this evaluation, have concluded that the disclosure controls and procedures were effective in achieving their objectives at the reasonable assurance level as of March 31, 2008.”

Note 1. Organization and Summary of Significant Accounting Policies, page 104

4. As applicable, please include Energy Holdings in your discussion of each significant accounting policy. Otherwise, explain to us why such disclosure is unnecessary.

Response: To the extent applicable, we will include Energy Holdings in our discussion of significant accounting policy in the next Annual Report on Form 10-K, to be filed for the fiscal year ended December 31, 2008 (“2008 Form 10-K”).

Note 10. Schedule of Consolidated Debt, page 126

5. Please disclose the restrictive covenants applicable to each of your credit agreements. Refer to paragraphs 18 and 19 of SFAS 5. Also, in light of the various financial covenants contained in PSEG Power LLC’s and Public Service Electric and Gas Company’s credit facilities that you discuss on page 68, please explain to us in detail how you concluded you are not required to provide Schedule I. Refer to Rules 5-04 and 12-04 of Regulation S-X. Additionally, tell us your consideration of the applicability of the footnote disclosure requirements in Rule 4-08(e)(3) of Regulation S-X.

Response: PSEG is a holding company with $7.3 billion of consolidated net assets as of December 31, 2007, which is comprised of the net assets of its consolidated subsidiaries as follows:

  Power, which is not a public utility under the Federal Power Act (“FPA”) and Federal Energy Regulatory Commission (“FERC”) regulation. Power invests its net equity in entities that are public utilities under the FPA and FERC regulation.
  As of December 31, 2007, Power had net assets of $4.4 billion, after intercompany eliminations.

  PSE&G, which is a public utility under the FPA and FERC regulation. PSE&G is also subject to regulation by the New Jersey Board of Public Utilities (“BPU”). PSE&G directly operates its business and does not operate as a holding company.While it does have subsidiaries, it does not depend on them for cash flow. As of December 31, 2007, PSE&G had net assets of $2.3 billion, after intercompany eliminations.

  Energy Holdings, which is not a public utility under the FPA and FERC regulation. Energy Holdings has a small investment in a company that is a public utility under the FPA and FERC regulation. As of December 31, 2007, Energy Holdings had net assets of $0.6 billion, after intercompany eliminations.

With regard to our credit agreements, there are no material restrictive covenants restricting the payment of dividends which would require disclosure under SFAS 5. The financial covenants contained in Power’s and PSE&G’s credit agreements, as discussed on page 68 of the 2007 Form 10-K, set conditions to borrowing and/or establish conditions that would constitute events of default under those facilities. These covenants set no specific limitations on dividends, loans or advances to PSEG. Additionally, the debt to capitalization ratios included in these agreements do not give effect to intercompany loans in the ratio computations. They do not, therefore, restrict fund transfers from Power or PSE&G to PSEG in the form of loans.

With regard to the restricted net assets test, under Rule 5-04, where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used in the computation of restricted net assets.

Section 305(a) of the FPA effectively limits the amount which may be transferred in the form of a dividend by a public utility to the balance of its retained earnings; however, the FPA places no restrictions on a public utility’s ability to loan funds to its parent that is not a public utility. Therefore, subsidiaries of Power and Energy Holdings have the ability to loan up to the entire dollar amount of their net asset balances to their respective parent companies.

PSE&G is required to obtain approval from the BPU prior to lending funds to PSEG. As a result of this state law requirement and the limitations under the FPA referenced above, $1.2 billion of PSE&G’s net assets of $2.3 billion was available at December 31, 2007 to be transferred to PSEG in the form of dividends without third party approval. Therefore, $1.1 billion of PSE&G’s net assets were deemed to be restricted.

As of December 31, 2007, of PSEG’s net assets of $7.3 billion, the total amount of net assets of subsidiary companies which was not available to be transferred to it in the form of loans, advances or cash dividends without the consent of a third party was $1.1 billion, or 15% of PSEG’s total consolidated net assets.

In summary, neither the credit agreements nor any regulatory requirement restricts fund transfers in the form of loans up to the entire dollar amount of the net asset balances of Power and Energy Holdings. Therefore, none of Power’s or Energy Holdings’ net assets are deemed to be restricted. For PSE&G, the FPA effectively limits dividend payments to the balance of its retained earnings, leaving the remainder of its net assets deemed as restricted for purposes of computing restricted net assets. This restricted net asset amount of $1.1 billion represents approximately 15% of PSEG’s consolidated net assets. Because this amount is below the 25% threshold included in Rule 5-04 of S-X, we do not believe Schedule I is required.

If we were to include the undistributed earnings of our equity method subsidiaries as of December 31, 2007, the combined amount would still represent approximately 15% of PSEG’s consolidated net assets. Because this amount is below the 25% threshold included in Rule 4-08(e)(3) of Regulation S-X we do not believe any additional disclosure is required to comply with this rule. If amounts become significant, we will provide disclosure in our future filings pursuant to Rule 4-08(e)(1) regarding the restrictions that the FPA imposes on the payment of dividends in excess of retained earnings by a public utility.

Note 12. Commitments and Contingent Liabilities, page 133

Energy Holdings, page 143

Leveraged Lease Investments, page 143

6. Reference is made to your disclosure on page 37 that $781 million of your deferred tax liabilities would become currently payable if the IRS’ disallowance of tax benefits associated with your lease transactions was sustained. Please explain to us why such amount differs from the amount disclosed in this footnote.

Response: The amount disclosed on page 37 under Risk Factors differs from that disclosed in the discussion in Note 12 under Leveraged Lease Investment beginning on page 143 due to a proofreading error in the preparation of the document. The amount in Note 12 was correct as of December 31, 2007. We have provided an updated version of the applicable Risk Factor in the First Quarter Form 10-Q which corrects the error.

Note 16. Pension, OPEB and Savings Plans, page 155

7. Please explain to us and disclose how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with paragraph 12 of APB 22.

Response: The market related value of plan assets, as reported, is equal to the fair value of those assets as of year-end. Fair value is determined using quoted market prices and independent pricing services based upon the type of asset class as reported by the fund managers at the measurement dates for all plan assets. We will disclose this policy by including such statement in our Significant Accounting Policies note as well as in our Pension, OPEB and Savings Plan note in our 2008 Form 10-K.

If you have any questions regarding our responses to your letter, please do not hesitate to let me know. I can be reached at 973-430-7947 or at david.falck@pseg.com.

Very truly yours,

/s/ David P. Falck

David P. Falck
Senior Vice President - Law